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                              January 19, 2022

       Man Chak Leung
       Chief Executive Officer
       Metal Sky Acquisition Corp
       132 West 31st Street, First Floor
       New York, NY 10001

                                                        Re: Metal Sky
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 21,
2021
                                                            File No. 333-260251

       Dear Mr. Leung:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 11, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed December 21, 2021

       Cover Page

   1. We note your amended disclosure throughout the filing that you will not consider or undertake a business
combination with an entity or business "with its principal or a majority of its
business operations (either directly or through any subsidiaries)" in the
                                                        PRC, including Hong
Kong and Macau. The language leaves open the possibility that you could undertake an
initial business combination in circumstances where you are the counterparty to a VIE
or other arrangement with a China-based entity. Please revise your disclosure in response
to our prior comments if you retain the option of undertaking an initial business
combination with any entity with its principal business operations in China
                                                        (including Hong Kong
and Macau) or, alternatively, revise to clearly specify any such
 Man Chak Leung
Metal Sky Acquisition Corp
January 19, 2022
Page 2
      limitation.
       You may contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                       Sincerely,
FirstName LastNameMan Chak Leung
                                                       Division of Corporation
Finance
Comapany NameMetal Sky Acquisition Corp
                                                       Office of Real Estate &
Construction
January 19, 2022 Page 2
cc:       Brian C. Daughney
FirstName LastName